400 Northridge Road

Atlanta, Georgia 30350

May 10, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Prommis Solutions Holding Corp. Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-166284)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Prommis Solutions Holding Corp. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477, and confirms that the Registration Statement was not declared effective and no securities were issued or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions or require any additional information, please do not hesitate to contact James S. Rowe of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2191.

Very truly yours,

		By:	/s/ George W. Dunaway
			Name:	George W. Dunaway
			Title:	Chief Financial Officer

cc:	James S. Rowe, Kirkland & Ellis LLP
Kenneth Gordon, Goodwin Proctor LLP
Joshua Daniels, NYSE Euronext